UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)[1]

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D208
(CUSIP Number)

JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,312,532
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,312,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.17%[2]
14	TYPE OF REPORTING PERSON*
OO

[2]       The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of Shares outstanding as of March 25, 2022, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2022.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 532,100

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
532,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%
14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 532,100

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
532,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%
14	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,312,532
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,312,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.17%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
338,600
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
338,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.08%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Shelly C. Lombard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Igor Volshteyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 11 (the “Amendment No. 11”) to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the undersigned on July 23, 2019 (as amended by Amendment No. 1 filed December 31, 2019, Amendment No. 2 filed January 17, 2020, Amendment No. 3 filed October 25, 2021, Amendment No. 4 filed January 5, 2022, Amendment No. 5 filed January 27, 2022, Amendment No. 6 filed February 23, 2022, Amendment No. 7 filed February 28, 2022, Amendment No. 8 filed March 7, 2022, Amendment No. 9 filed March 16, 2022, and Amendment No. 10 filed April 21, 2022, the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock” or the “Shares”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer” or “Company”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On April 28, 2022, JDS1 and the other reporting persons named herein (collectively, the “JDS1 Group”) filed a preliminary proxy statement (the “JDS1 Preliminary Proxy Statement”) and accompanying GOLD proxy card with the SEC in connection with the JDS1 Group’s plans to solicit proxies for the Issuer’s 2022 Annual Meeting of Stockholders, any special meeting held in lieu thereof, and at any and all adjournments or postponements thereof (the “2022 Annual Meeting”). At the 2022 Annual Meeting, the JDS1 Group is seeking to have stockholders elect the three nominees, Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn, JDS1 has nominated for election to the Issuer’s Board of Directors (the “Board”) and approve a non-binding stockholder proposal requesting that the Board take the necessary steps to declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors) and to require that all directors stand for election annually, with such declassification of the Board done in the most expeditious manner available under the Delaware General Corporation Law. JDS1 believes that its nominees are highly qualified, extremely capable, ready to serve the best interests of all the Issuer’s stockholders and committed to fully exploring all opportunities to stop and reverse the precipitous decline in the Issuer’s stock price. As of the close of business on April 29, 2022, the Common Stock closed at a price of $0.48 per share, which represents an approximately 90.5% decline from the Common Stock’s closing price of $5.04 per share a year ago on April 30, 2021. In addition, the Common Stock has spent more than thirty (30) consecutive trading days below $1.00, the latter condition subjecting the Issuer to the risk of being delisted by the Nasdaq Stock Market.

In filing the JDS1 Preliminary Proxy Statement with the SEC, the JDS1 Group believed that the Issuer had fixed the record date for the 2022 Annual Meeting as April 19, 2022 and had scheduled the 2022 Annual Meeting for June 8, 2022. At the time that the JDS1 Preliminary Proxy Statement was filed with the SEC, it was the understanding of the JDS1 Group that the Issuer had previously notified Broadridge Financial Solutions, Inc. (“Broadridge”) of such record and annual meeting dates. In addition, on April 20, 2022, JDS1 delivered to the Issuer a record date supplement to its previously delivered advance notice of nominations and other proposed business, as required by the Issuer’s Amended and Restated Bylaws, which clearly referenced that information was being provided to the Issuer in connection with JDS1’s understanding that the record date for the 2022 Annual Meeting was set at April 19, 2022. Upon receipt of such record date supplement, none of the Issuer, the Issuer’s Chief Executive Officer, the Issuer’s Interim Chief Financial Officer, the Board’s Nominating and Governance Committee Chair, or the Issuer’s counsel, each of whom was emailed a copy of the record date supplement, challenged JDS1’s understanding that the record date for the 2022 Annual Meeting was April 19, 2022. Further, as previously disclosed, on March 15, 2022, JDS1 submitted to the Issuer a stockholder inspection demand seeking various stock ownership and other records (the “JDS1 Inspection Demand”), including as of the record date for the 2022 Annual Meeting. Further, as also previously disclosed, on April 20, 2022, JDS1 filed suit against the Issuer in Delaware

Chancery Court to enforce the JDS1 Inspection Demand. In the documents submitted to the Delaware Chancery Court in connection with that litigation, such as the Complaint and a related Motion for Expedited Proceedings, reference is made to JDS1’s understanding that the 2022 Annual Meeting was scheduled for June 8, 2022 and the associated record date was set as April 19, 2022. At no point, prior to the filing of the JDS1 Preliminary Proxy Statement, did the Issuer or its counsel question JDS1’s understanding that the date of the 2022 Annual Meeting was scheduled for June 8, 2022 and/or that the associated record date was fixed as April 19, 2022. Subsequent to filing the JDS1 Preliminary Proxy Statement with the SEC, JDS1’s counsel received an emailed letter from the Issuer’s counsel in connection with the JDS1 Inspection Demand and the related litigation. In that letter, the Issuer’s counsel represented that the date of the 2022 Annual Meeting and the associated record date had not been set. In response to an email from JDS1’s counsel indicating its understanding that the Issuer had previously notified Broadridge that the 2022 Annual Meeting was scheduled for June 8, 2022 and/or that the associated record date was fixed as April 19, 2022, the Issuer’s counsel asserted that the Issuer had never provided any definitive meeting or record dates to Broadridge in connection with the 2022 Annual Meeting and represented again that the Issuer had never set a record or meeting date for the 2022 Annual Meeting.

Taking into consideration that the Issuer had produced certain records to JDS1 on April 21, 2022 and April 25, 2022 and, by letter dated April 28, 2022, the Issuer had (i) represented it had produced all documents in its possession, custody, or control responsive to JDS1’s requests as of that date, (ii) committed to promptly produce certain additional documents to JDS1, including, but not limited to, an updated stockholder list as of the record date for the 2022 Annual Meeting, and (iii) represented that the date of the 2022 Annual Meeting and the associated record date had not been set, by a stipulation dated May 2, 2022, JDS1 and the Issuer agreed to remove from the Delaware Chancery Court’s calendar its hearing on JDS1’s Motion for Expedited Proceedings that had been scheduled for May 6, 2022 and to vacate the related schedule for submissions related to that Motion for Expedited Proceedings that the Court had imposed on the Issuer and JDS1.

Except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Issuer’s capitalization, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2022

JDS1, LLC

By: /s/ Julian D. Singer

Name:        Julian D. Singer

Title:          Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn

Name:       Igor Volshteyn

Title:         CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer

Name:        Julian D. Singer

Title:          Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer, individually and as attorney-in-fact for Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn